Exhibit (a)(5)(D)

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

August 2, 2010

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear RADVISION Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders of RADVISION Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Tuesday, August 31, 2010, at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the purpose of ratifying and approving the repurchase of ordinary shares, par value NIS 0.10 per share, of the Company, or the Ordinary Shares, by means of a special self tender offer, or the offer, in the aggregate amount of $7.13 million.

The Board of Directors of the Company, or the Board of Directors, has approved the offer, which is described in the attached proxy statement. However, neither the Company nor its Board of Directors makes any recommendation to you as to whether you should or should not approve the offer.

Shareholders of record at the close of business on August 2, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by the Company’s transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of Ordinary Shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

By Order of the Board of Directors Boaz Raviv Chief Executive Officer

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
Tel: +972-3-767-9360

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVISION Ltd., or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, August 31, 2010, at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about August 4, 2010.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval and ratification of the repurchase of 5.0% of the Company’s voting power and issued and outstanding ordinary shares, par value NIS 0.10 per share, of the Company, or the Ordinary Shares (currently 976,212 Ordinary Shares), by means of a special self tender offer for a purchase price per Ordinary Share of $7.30 and an aggregate amount of $7.13 million.

An Offer to Purchase and Letter of Transmittal, which together set forth the terms and conditions of the special self tender offer, was mailed to shareholders on or about July 29, 2010. Whether or not you choose to tender your Ordinary Shares in the offer, the Company urges you to vote at the Meeting.

You may tender your shares in the special self tender offer, take no action or deliver a Notice of Objection to the offer, whether or not you vote to approve the offer at the Meeting.  A vote against the offer at the Meeting will not constitute a Notice of Objection to the offer. A vote in favor of the offer at the Meeting will not constitute a tender of Ordinary Shares in the offer.

The Company is not aware of any other matter that will come before the Meeting.  If any other matter properly comes before the Meeting, the persons designated as proxies intend to vote on such matter in accordance with the judgment of the Board of Directors of the Company, or the Board of Directors.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on August 2, 2010 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of August 2, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,524,230 Ordinary Shares issued and outstanding (excluding 2,991,993 Ordinary Shares held by the Company as treasury shares).

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Voting in Person.  If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such Ordinary Shares will be voted FOR the proposal.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Corporate Secretary or by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

Quorum

The presence of at least two shareholders, holding at least one-third of the Company’s issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour (or within such longer time not exceeding one hour as the Chairman of the Meeting may decide) from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day shall fall on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday).  If within half an hour from the time designated for the reconvened Meeting a quorum is not present, the shareholders present in person, by proxy or by written ballot will constitute a quorum.

Abstentions will be counted towards the quorum.  The special tender offer is not a “routine” matter under New York Stock Exchange Rule 452, and a New York Stock Exchange member organization therefore may not make a “broker non-vote” in connection with the special tender offer.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each Ordinary Share entitles the holder to one vote.  The proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voting against the matter does not exceed one percent of the Company’s voting power.

In tabulating the voting results for the proposal, Ordinary Shares that constitute broker non-votes and abstentions are not considered votes cast on the proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

As of July 26, 2010, there were 19,524,230 Ordinary Shares issued and outstanding (excluding 2,991,993 Ordinary Shares held as treasury shares).  As a result, if the Company purchases 976,212 Ordinary Shares in the offer (the number of Ordinary Shares currently expected to be purchased in the offer), the Company would hold 3,968,205 Ordinary Shares in treasury (including 2,991,993 Ordinary Shares held in treasury on the date of this Proxy Statement), representing approximately 17.62% of the issued Ordinary Shares.

The following table sets forth certain information as of July 26, 2010 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to the Company to own beneficially more than 5.0% of the Ordinary Shares, (ii) each of the Company’s directors and executive officers, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares beneficially owned (1)		Percentage of outstanding Radvision shares (2)
Zohar Zisapel	4,887,401	(3)	24.97%
Yehuda Zisapel	1,341,950	(4)	6.87%
Renaissance Technologies, LLC	1,252,470	(5)	6.41%
TimesSquare Capital Management, LLC	1,184,900	(6)	6.07%
Ross Margolies.	1,004,612	(7)	5.15%
Boaz Raviv	419,437	(8)	2.10%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*
All directors and executive officers as a group (7 persons)	5,527,263		28.31%
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*	Less than 1.0%

1.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 19,524,230 Ordinary Shares issued and outstanding (which excludes 2,991,993 Ordinary Shares held as treasury shares) as of July 26, 2010.

3.
Includes (i) 3,223,235 Ordinary Shares owned of record by Mr. Zohar Zisapel; (ii) 45,000 Ordinary Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 26, 2010, granted to Mr. Zohar Zisapel; (iii) 1,121,097 Ordinary Shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 Ordinary Shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd..  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

4.
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 21, 2009.  Includes: (i) 751,901 Ordinary Shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 Ordinary Shares owned of record by RADbit Inc., a company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

5.
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 12, 2010.  The Schedule 13G/A was filed by Renaissance Technologies LLC and James H. Simons due to his controlling interest in Renaissance Technologies LLC.

6.	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 31, 2008.

7.
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on April 20, 2010.  The Schedule 13G/A states that of such shares, 993,500 Ordinary Shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership.  Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP.  Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds.  In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 Ordinary Shares.

8.	This number reflects the 419,437 Ordinary Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of July 26, 2010, granted to Mr. Boaz Raviv.

APPROVAL OF REPURCHASE OF ORDINARY SHARES BY MEANS OF A SPECIAL SELF TENDER OFFER

Background

In 2007, the Company announced that the Board of Directors had authorized the repurchase of up to $30 million of Ordinary Shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv-Jaffa on November 1, 2007 in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law.  In 2007, the Company repurchased 351,179 Ordinary Shares under the program at a total purchase price of approximately $4.0 million, or an average price of $11.49 per Ordinary Share.  In 2008, the Company repurchased 1,627,304 Ordinary Shares under the program at a total purchase price of approximately $11.1 million, or an average price of $6.84 per Ordinary Share.  In 2009, the Company repurchased 204,833 Ordinary Shares under the program at a total purchase price of approximately $1.1 million, or an average price of $5.57 per Ordinary Share. In 2010, as of the date of this Proxy Statement, the Company has not repurchased any Ordinary Shares.  Since November 2007, the Company has repurchased an aggregate of 2,183,316 Ordinary Shares under the program at a total purchase price of approximately $16.3 million, or an average price of $7.47 per Ordinary Share.  As of the date of this Proxy Statement the Company may purchase an additional $13.7 million Ordinary Shares under the program in the open market.  If the offer is successful, the Company will only be permitted to purchase an additional $6.57 million of Ordinary Shares in the open market.

As of July 26, 2010, Mr. Zohar Zisapel, the Chairman of the Board of Directors of the Company, beneficially owned approximately 24.97% of the issued and outstanding Ordinary Shares (excluding shares held by the Company in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 Ordinary Shares that are exercisable as of today or within 60 days of the date of this Proxy Statement) and 24.80% of the Company’s voting power as of the date of this Proxy Statement.  Mr. Zisapel has informed the Company that he does not intend to tender shares in the offer.  Under Israeli law, a purchase of the shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements, if, among other things, as a result of the purchase, a shareholder of such company will become the holder of more than 25.0% of the aggregate voting power of the company and no other person owns at least 25.0% of the voting power.  This requirement applies even if the increase in a shareholder’s stake to over 25.0% of the voting power is not caused by such shareholder’s own acquisition of shares, but rather occurs as a result of the purchase of shares by another person, including the issuer of such shares.  For purposes of calculating Mr. Zohar Zisapel’s holdings toward the 25.0% ownership threshold, the Company is required by the Israeli Companies Law to include Ordinary Shares held by him and his affiliates. Since Mr. Zisapel’s aggregate percentage of the voting power of the Company will exceed 25.0% following consummation of the offer, the Company was advised that it would be required to conduct the offer as a “special tender offer” meeting the requirements of Israeli law.

Under Israeli law, once a shareholder (together with its affiliates) owns in excess of 25.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and not solely through a tender offer, unless as a result of the purchase the shareholder (together with its affiliates) would own in excess of 45.0% of the issued and outstanding shares of the company.  Accordingly, the offer would result in a potential benefit to Mr. Zohar Zisapel if his voting power in the Company would be increased to more than 25.0% following the offer and therefore, Mr. Zisapel is deemed to have a “personal interest” in the offer (as such term is defined in Section 1 of the Israeli Companies Law).  In addition, his brother, Mr. Yehuda Zisapel, a principal shareholder of the Company, by virtue of his familial relationship to Mr. Zohar Zisapel, is also deemed to have a “personal interest” in the offer.  Under Section 268 of the Israeli Companies Law, Zohar and Yehuda Zisapel are deemed to hold their Ordinary Shares together for the purpose of the Israeli Companies Law’s provisions relating to the approval of interested party transactions.  Since Zohar and Yehuda Zisapel currently hold together more than 25.0% of the voting power of the Company, the offer may be deemed to constitute an “extraordinary transaction” of the Company in which Messrs. Zohar Zisapel and Yehuda Zisapel have a personal interest, and Zohar and Yehuda Zisapel may be deemed to be “controlling shareholders” (as such term is defined under Section 1 of the Israeli Companies Law) for the purpose of the shareholder approval required for the offer. Under the Israeli Companies Law, “extraordinary transactions” of a public company with its controlling shareholder or in which its controlling shareholder has a personal interest, generally require the approval of the company’s audit committee, board of directors and shareholders (by a special majority), in that order.

On July 14, 2010, the Board of Directors (excluding Messrs. Zisapel and Wachtel) resolved, following approval by the Audit Committee of the Board of Directors, or the Audit Committee, to commence the offer, and determined that the offer will be based upon, among other things, the following key terms:

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the offer price per Ordinary Share in the offer will be equal to $7.30, which reflects a premium of 9.9% over the closing price of the Ordinary Shares on the Nasdaq Global Market, or Nasdaq, on July 26, 2010, the last full trading day on Nasdaq preceeding commencement of the offer; and

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the Company will only seek to purchase Ordinary Shares representing 5.0% of its voting power, currently 976,212 Ordinary Shares, which is the minimum amount of shares required to be acquired in a special tender offer under Israeli law.

Shareholders may tender Ordinary Shares held by them until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on September 2, 2010 (as may be extended).

This Proxy Statement is neither an offer to purchase nor a solicitation of an offer to sell securities.  You are encouraged to read the tender offer statement of the Company filed on July 27, 2010 with the SEC, which contains important information about the tender offer. You may view the tender offer statement and other documents filed by the Company through the SEC’s website (www.sec.gov) and may obtain copies from the Company free of charge upon request.

Purpose of the Offer; Reasons for the Offer

The Audit Committee and Board of Directors determined that the Company should utilize a portion of its cash to repurchase Ordinary Shares by means of the offer.  The decision of the Audit Committee and Board of Directors to approve the offer (subject to the conditions described in Section 10 of the Offer to Purchase), was the result of careful consideration by the Audit Committee and Board of Directors of numerous factors, including, without limitation, the following:

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in the third quarter of 2007, the Board of Directors authorized the repurchase of up to $30 million Ordinary Shares in the open market, which was approved by the District Court in Tel Aviv-Jaffa on November 1, 2007; however, as a result of the current share ownership of Mr. Zohar Zisapel, the Company can only repurchase a significant amount of Ordinary Shares via a special tender offer, as defined under Israeli law;

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given its strong cash position, coupled with management’s confidence in the long term growth prospects of the Company, the Company believes that the repurchase of Ordinary Shares at appropriate price levels is an attractive investment for the Company and is also in the best interests of its shareholders;

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the Company believes that the current market value for the Ordinary Shares does not properly reflect the value of the Company and presents an opportunity for the Company to repurchase shares at an attractive price per share, while providing the shareholders with an easy opportunity to obtain liquidity with respect to their Ordinary Shares by tendering in the offer, for cash and without potential disruption to the share price of the Ordinary Shares or the usual transaction costs associated with market sales;

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by reducing the number of outstanding Ordinary Shares, the offer will proportionately increase the relative ownership interest of each of the remaining outstanding Ordinary Shares in the Company, and thus in  the Company’s future earnings and assets, dividends or other distributions, and losses, if any;

•	the offer will not materially impact the Company’s activity in a negative way;

•	the Company possess all necessary funds to consummate the offer from cash on hand; and

•	by reducing the number of Ordinary Shares outstanding, the offer is expected to enable the Company to improve its earnings per share and return on equity in future periods.

In reaching its determination to approve the offer, the Board of Directors consulted with its legal and other advisors, as well as the Company’s management, and considered other information relating to the Company and the proposed transaction, including, but not limited to, the following:

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based on its review of current business objectives, the Company’s available cash and anticipated cash needs and possible alternative uses for its cash, the Board of Directors determined that the offer is a prudent use of the Company’s financial resources.  In the course of this review, the Board of Directors determined that the Company’s cash resources are sufficient to both finance the offer and meet its anticipated requirements for future operations, although there can be no assurance in that regard; and

•	certain effects of the offer as more fully described below under “Plans for the Company after the Offer; Certain Effects of the Offer.”

Although the foregoing discussion sets forth all of the material factors considered by the Board of Directors in reaching its decision to approve the offer, it may not include all of the factors considered by the Board of Directors, and each director may have considered different factors.  In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision.  The decision was made after consideration of all of the factors as a whole.

Conditions to the Offer

The offer is subject to the conditions described in more detail in Section 10 of the Offer to Purchase.  The principal conditions are that

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Ordinary Shares representing 5.0% of the voting power of the Company (currently, 976,212 Ordinary Shares) must be validly tendered and not properly withdrawn prior to the completion of the initial offer period, on September 2, 2010 (as may be extended by the Company);

•
at the completion of the initial offer period, the aggregate number of Ordinary Shares validly tendered in the offer and not properly withdrawn (excluding the Ordinary Shares held by the Company or its affiliates) must be greater than the aggregate number of Ordinary Shares represented by Notices of Objection to the offer; and

•	the shareholders of the Company approve the offer, by a special majority (as more fully described below under “Shareholder Approval”).

Plans for the Company after the Offer; Certain Effects of the Offer

The Ordinary Shares that the Company acquires in the offer will be deemed issued but considered treasury shares (or “dormant shares” as such term is defined under the Israeli Companies Law) that carry no rights, including voting rights and the right to receive dividends, while owned by the Company.  These shares will be available for the Company to sell in the future without further shareholder action (except as required by applicable law or the applicable rules of Nasdaq and the Tel Aviv Stock Exchange Ltd., or the TASE) for a variety of purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee share option plans.  The Company has no current plans for the sale of the shares to be repurchased pursuant to the offer.

From time to time, the Company and its subsidiaries have explored, and expect to continue to explore, opportunities to make investments, dispose of existing investments or otherwise participate in material financing or business combination transactions, although there can be no assurance as to whether or when any such investments, dispositions or transactions will in fact be made or occur.

After the completion of the offer, the Company expects to have sufficient cash flow and access to other funding to meet its cash needs for normal operations and anticipated capital expenditures.  However, the Company’s actual results may differ from its expectations and the Company cannot assure you that it will have sufficient cash to meet all of its future needs following the consummation of the offer.  Future events may materially adversely affect the Company’s business, expenses or prospects and could affect its available cash or the availability or cost of external financial resources.

The Company’s purchase of Ordinary Shares pursuant to the offer will reduce the number of Ordinary Shares that might otherwise be traded publicly and may reduce the number of shareholders.  If the offer is consummated, the Company’s “public float,” that is, the number of Ordinary Shares owned by the Company’s non-affiliated shareholders and available for trading in the securities markets, will be reduced.  This may result in lower share prices or reduced liquidity in the trading market for Ordinary Shares in the future.  Nonetheless, the Company anticipates that there will be a significant number of Ordinary Shares issued and outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the Ordinary Shares.  Based upon published guidelines of Nasdaq and the TASE, the Company believes that its purchase of Ordinary Shares pursuant to the offer will not, in itself, cause the remaining Ordinary Shares to be delisted from Nasdaq or the TASE.

The Ordinary Shares are currently “margin securities” under the rules and regulations of the Board of Governors of the Federal Reserve System.  This has the effect, among other things, of allowing brokers to extend credit to their customers using such Ordinary Shares as collateral.  The Company believes that, following the purchase of Ordinary Shares pursuant to the offer, the Ordinary Shares will continue to be “margin securities” for purposes of the margin rules and regulations of the Board of Governors of the Federal Reserve System.

In addition, upon consummation of the offer, shareholders who do not tender any Ordinary Shares, or tender less than all of their Ordinary Shares, will realize a proportionate increase in their relative ownership interest in the Company, and thus in the Company’s future earnings and assets, dividends or other distributions, and losses, if any, in accordance with the rights attached to share capital pursuant to the Company’s Articles of Association, subject to the Company’s right to issue additional shares and other equity securities in the future or to resell the Ordinary Shares purchased in the offer.  Shareholders may be able to sell non-tendered Ordinary Shares in the future on Nasdaq or the TASE, at a net price higher or lower than the offer price.  The Company can give no assurance as to the price at which a shareholder may be able to sell his or her Ordinary Shares in the future, which may be higher or lower than the offer price.

As of July 26, 2010, there were 19,524,230 Ordinary Shares issued and outstanding, and the Company held an additional 2,991,993 Ordinary Shares as treasury shares.  As a result, if the Company purchases 976,212 Ordinary Shares in the offer (the number of Ordinary Shares currently expected to be purchased in the offer), the Company would hold a total of 3,968,205 Ordinary Shares in treasury, representing approximately 17.62% of the issued Ordinary Shares. Ordinary Shares held in treasury do not carry any rights, including voting power and the right to receive dividends, for so long as they are held by the Company.

As of July 26, 2010, Mr. Zohar Zisapel beneficially owned approximately 24.97% of the issued and outstanding Ordinary Shares (excluding shares held by the Company in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 Ordinary Shares that are exercisable as of today or within 60 days of the date of this Proxy Statement) and 24.80% of the Company’s voting power.  Since Mr. Zisapel informed the Company that he does not intend to tender shares in the offer, Mr. Zisapel’s aggregate percentage of the voting power of the Company will exceed 25.0% following consummation of the offer, and he will be deemed a “controlling shareholder” under Israeli law.  Under Israeli law, following the consummation of the offer, transactions between Mr. Zisapel and the Company and transactions of the Company in which he will have an interest (other than solely through his ownership of Ordinary Shares), which are material, or not in the ordinary course of business or not on market terms, will require the approval of the Company’s shareholders by a special majority.  Specifically, in addition to approval by the Audit Committee and the Board of Directors, in that order, such transactions would require the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of the Company’s voting power.  Under Israeli law, if a shareholder (together with its affiliates) owns in excess of 25.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, unless as a result of the purchase the shareholder (together with its affiliates) would own 45.0% or more of the issued and outstanding shares of the company (unless there is another shareholder who holds 45.0% or more of the issued and outstanding share capital of the company), in which case the purchase must be made by means of a special tender offer or private placement approved by the shareholders.  Accordingly, since the shareholdings of Mr. Zisapel would be in excess of 25.0% of the Company’s voting power following the consummation of the offer, he may purchase Ordinary Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as his (together with his affiliates) aggregate percentage ownership of issued and outstanding Ordinary Shares does not reach 45.0%.

All of the Company’s directors and executive officers have informed the Company that they do not intend to tender their Ordinary Shares in the offer. To the Company’s knowledge, none of its affiliates (including directors and executive officers) intend to tender any Ordinary Shares in the offer.

From an accounting perspective, upon the consummation of the offer, the Company’s shareholders’ equity will be reduced by an amount equal to the aggregate consideration that the Company pays for the Ordinary Shares accepted by it for payment in the offer.  Therefore, if the Company purchases the number of Ordinary Shares that the Company proposes to purchase in the offer, its shareholders’ equity will be reduced by approximately $7.1 million.

In addition, the Company may in the future distribute additional cash to its shareholders including by way of one or more dividends, distributions or repurchases of additional shares pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Israeli law, including Rule 13e-4(f)(6) under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which prohibits the Company and its affiliates from making any purchases of its Ordinary Shares, other than pursuant to the offer, until at least ten business days after the date of termination of the offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.  Future purchases may be on the same terms or on terms that are more or less favorable to the Company’s shareholders than the terms of the offer.  Any possible future purchases will depend on many factors, including the market price of Ordinary Shares, the results of the offer, the Company’s business and financial position and general economic and market conditions. The Company currently intends to continue as a publicly-traded company, but the Company may continue to effect open-market share repurchases up to the $30 million cap approved by the Board of Directors in 2007, of which $6.57 million will remain following the consummation of the offer.  However, under Israeli law, if the offer is successful, the Company, its controlling shareholders and any corporation under its or their control, are prohibited from conducting an additional tender offer for the Company’s shares and, as applicable, from merging with the Company within 12 months from the date of this Proxy Statement.

The offer may limit the ability of the Company to use U.S. federal income net operating loss carry forwards.  As of December 31, 2009, the U.S. subsidiaries of the Company had U.S. federal net operating loss carry forwards of approximately $4.0 million.  Subject to certain limitations, net operating loss carry forwards may be used to offset future taxable income and thereby reduce U.S. federal income taxes otherwise payable.  Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Code, imposes an annual limitation on the ability of a corporation that undergoes an “ownership change” to use its net operating loss carry forwards to reduce its tax liability.  It is possible that the U.S. subsidiaries of the Company may experience “ownership changes,” as defined in Section 382 of the Code, because of changes in the ownership of the Company’s shares, including as a result of consummation of the offer.  Accordingly, the use of net operating loss carry forwards by the U.S. subsidiaries of the Company may be limited by the annual limitation described in Section 382 of the Code.  Any limitation on the use of net operating loss carry forwards could increase the U.S. federal income tax liability of the U.S. subsidiaries of the Company.

Interests of Persons in the Offer

Some of the Company’s affiliates, officers and directors have agreements with the Company, which are described below, that may present the Company or them with actual or potential conflicts of interest.

Mr. Zohar Zisapel, the Company’s Chairman of the board of directors, who currently beneficially owns approximately 24.97% of the issued and outstanding Ordinary Shares (excluding shares held by the Company in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 Ordinary Shares that are exercisable as of today or within 60 days of the date of this Proxy Statement) and 24.80% of the Company’s voting power, has informed the Company that he does not intend to tender his Ordinary Shares in the offer.  If the offer is successful, Mr. Zohar Zisapel will hold approximately 26.11% of the Company’s voting power, and will be deemed a “controlling shareholder” under Israeli law.  If the offer is successful, Mr. Zisapel will be able to purchase Ordinary Shares in the open market or through private transactions, and not solely by means of a tender offer, as long as his (together with his affiliates) aggregate percentage of the Company’s voting power does not reach 45.0% (unless there is another shareholder who holds 45.0% or more of the Company’s voting power), in which case the purchase must be made by means of a special tender offer or private placement approved by the shareholders.  If the offer is not consummated, Mr. Zisapel will be prohibited by Israeli law to hold more than 25.0% of the Company’s voting power.  The offer, if successful, will relieve Mr. Zisapel from the need to conduct a special tender offer by himself should he wish to hold more than 25.0% of the Company’s voting power.  Accordingly, Mr. Zohar Zisapel has a “personal interest” in the offer (as such term is defined in Section 1 of the Israeli Companies Law).  Therefore, Mr. Zohar Zisapel did not take any part in the deliberations or voting of the Board of Directors in connection with the offer.  In addition, Mr. Zohar Zisapel’s votes at the Meeting will not be counted when calculating the votes of disinterested shareholders.

In addition, Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel, a principal shareholder of the Company by virtue of his familial relationship to Mr. Zohar Zisapel, is also deemed to have a “personal interest” in the offer pursuant to the Section 1 of the Israeli Companies Law.  Accordingly Mr. Yehuda Zisapel’s votes at the Meeting will also not be counted when calculating the votes of disinterested shareholders.

Mr. Efraim Wachtel, one of the Company’s directors, may also be deemed to have a “personal interest” in the offer by virtue of his position as president and chief executive officer of RAD Data Communications Ltd., a company controlled by Mr. Zohar Zisapel.  Therefore, Mr. Wachtel did not take any part in the deliberations or voting of the Board of Directors in connection with the offer.

All of the Company’s directors and executive officers have informed the Company that they do not intend to tender their Ordinary Shares in the offer.  To the Company’s knowledge, none of its affiliates (including directors and executive officers) intend to tender any Ordinary Shares in the offer.

Shareholder Approval

As discussed above, Mr. Zohar Zisapel is deemed to have a “personal interest” in the offer (as such term is defined in Section 1 of the Israeli Companies Law).  In addition, his brother, Mr. Yehuda Zisapel, a principal shareholder of the Company, by virtue of his familial relationship to Mr. Zohar Zisapel, is also deemed to have a “personal interest” in the offer.  Under Section 268 of the Israeli Companies Law, Zohar and Yehuda Zisapel are deemed to hold their Ordinary Shares together for the purpose of the Israeli Companies Law’s provisions relating to the approval of interested party transactions.  Since Zohar and Yehuda Zisapel currently hold together more than 25.0% of the voting power of the Company, the offer may be deemed to constitute an “extraordinary transaction” of the Company in which Mr. Zohar Zisapel and Mr. Yehuda Zisapel have a personal interest, and Mr. Zohar and Yehuda Zisapel may be deemed to be “controlling shareholders” (as such term is defined under of the Israeli Companies Law) for the purpose of the shareholder approval required for the offer.  Under the Israeli Companies Law, “extraordinary transactions” of a public company with its controlling shareholder or in which its controlling shareholder has a personal interest, generally require the approval of the company’s audit committee, board of directors and shareholders (by a special majority), in that order.  As mentioned above, the Audit Committee and the Board of Directors approved the offer on July 14, 2010.

Accordingly, this proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of the Company’s voting power.  Messrs. Zohar Zisapel, Yehuda Zisapel and Efraim Wachtel are deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or their spouses) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares.  Accordingly, the enclosed proxy card includes a certification that you do not have a personal interest in this proposal.  If you believe that you may have a personal interest, please contact the Company’s General Counsel at +972-3-767-9394 for instructions on how to vote your shares on this matter and indicate that you have a personal interest or, if you hold your shares in “street name,” you may also contact the representative managing your account, who could then contact the Company on your behalf.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the offer, as described in the Proxy Statement for the Extraordinary General Meeting dated August 2, 2010, be, and it hereby is, approved.”

The Board of Directors has approved the offer.  However, neither the Company nor its Board of Directors makes any recommendation to you as to whether you should or should not approve the offer.

OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors Boaz Raviv Chief Executive Officer